11022205

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED AUG 29 2011 WASH., D.C. 211 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRESTA CAPITAL STRATEGIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 PINELAWN ROAD, SUITE 109E
(No. and Street)

MELVILLE	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MIRMAN (631) 424-9009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL MIRMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRESTA CAPITAL STRATEGIES, LLC, as of JUNE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

ELIZABETH FAZIO
NOTARY PUBLIC STATE OF NEW YORK
NO. 01FA6191869
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES AUGUST 25, 20 12

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESTA CAPITAL STRATEGIES, LLC

FINANCIAL STATEMENTS

JUNE 30, 2011

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report

To the Member's of
Cresta Capital Strategies, LLC
New York, NY

I have audited the accompanying statement of financial condition of Cresta Capital Strategies, LLC, (the Company) as of June 30, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cresta Capital Strategies, LLC, as of June 30, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 25, 2011

CRESTA CAPITAL STRATEGIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

ASSETS

Cash and cash equivalents	$ 32,777
Receivables from employees	37,982
Loans to officers	150,000
Prepaid expenses	38,152
Marketable securities, at fair value	748
Nonmarketable securities, at estimated fair value	12,000
Security deposits	9,514
Furniture, fixtures & equipment at cost, less accumulated depreciation of $6,155	26,094
Total assets	$ 307,267

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 15,192
Member's equity	292,075
Total liabilities and member's equity	$ 307,267

CRESTA CAPITAL STRATEGIES, LLC

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED JUNE 30, 2011

Revenues:	
Service income	$ 348,261
Unrealized gain (loss) on securities	(158,428)
Other income	2,253
	192,086
Expenses:	
Legal and professional fees	$ 146,626
Occupancy	76,106
Employee compensation and benefits	1,009,196
Other expenses	267,559
	1,499,487
Net income (loss)	$ (1,307,401)

CRESTA CAPITAL STRATEGIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2011

Member's equity at beginning of year	$ 1,638,476
Net income (loss)	(1,307,401)
Member's distributions	(39,000)
Member's equity at end of year	$ 292,075

CRESTA CAPITAL STRATEGIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2011

Cash flows from operating activities:		
Net income (loss)		$(1,307,401)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	$ 4,406	
Unrealized loss on marketable securities	158,428	
(Increase) decrease in operating assets:		
Decrease in prepaid expenses	12,360	
Decrease in receivables from employees	83,396	
Increase (decrease) in operating liabilities:		
Decrease in accounts payable, accrued expenses	(94,993)	
Total adjustments		163,597
Net cash provided (used) by operating activities		(1,143,804)
Cash flows from investing activities:		
Purchase of furniture and equipment	(25,344)	
Sale of marketable securities	499,888	474,544
Cash flows from financing activities:		
Loans to officers	(250,000)	
Repayment of loans to officers	100,000	
Member's distributions	(39,000)	(189,000)
Net decrease in cash		(858,260)
Cash at beginning of the year		891,037
Cash at end of the year		$ 32,777

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 2,233

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CRESTA CAPITAL STRATEGIES, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on December 15, 2004 as a New York limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company's main focus is private placement and investment banking services offered at its New York, NY office. As a limited liability company the members' liability is limited to their investment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Furniture and Equipment

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings.

Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. Depreciation expense for the year ended June 30, 2011 was $2,477.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management's Review for Subsequent Events

Management had evaluated subsequent events through August 25, 2011, the date which the financial statements were available to be issued.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $17,402 at June 30, 2011, which exceeded required net capital of $5,000 by $12,402. The ratio of aggregate indebtedness to net capital at June 30, 2011 was 87.3%.

NOTE 3- INCOME TAXES

The Company has chosen to be treated as a disregarded entity for federal and state income tax purposes. A disregarded entity is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at June 30, 2011 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for tax penalties at June 30, 2011.

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for its office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next five years are as follows:

2011	$59,256
2012	61,330
2013	63,477
2014	65,699
2015	67,998
Total	$317,760

Rent expense for the office space for the fiscal year 2011 was $71,700.

NOTE 5- RELATED PARTY TRANSACTIONS

As of June 30, 2011, the Company has a note receivable from one of its officers of $150,000. This note is unsecured and bears interest at 5% per annum non-compounded and is due on September 1, 2015. The original amount of the note was $250,000 and $100,000 in payments was received during the year. No interest was due as of June 30, 2011.

CRESTA CAPITAL STRATEGIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2011

CRESTA CAPITAL STRATEGIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2011

Total ownership equity from statement of financial condition	$	292,075
Total nonallowable assets from statement of financial condition		274,490
Net capital before haircuts on securities positions		17,585
Haircuts on securities		183
Net capital	$	17,402
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	15,192
Total aggregate indebtedness	$	15,192
Percentage of aggregate indebtedness to net capital		87.3%
Computation of basic net capital requirement:		
Minimum net capital required (6.67% of A.I.)	$	1,013
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	12,402
Excess net capital at 1000%	$	15,883

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

CRESTA CAPITAL STRATEGIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2011

The Company is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i) as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Member's of
Cresta Capital Strategies, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Cresta Capital Strategies, LLC, (the Company), for the year ended June 30, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Cresta Capital Strategies, LLC for the year ended June 30, 2011 and this report does not affect my report thereon dated August 25, 2011.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 25, 2011

CRESTA CAPITAL STRATEGIES, LLC

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2011

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

To the Members of Cresta Capital Strategies, LLC

Melville, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2011, which were agreed to by Cresta Capital Strategies, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Cresta Capital Strategies, LLC's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Cresta Capital Strategies, LLC's management is responsible for the Cresta Capital Strategies, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

August 25, 2011

CRESTA CAPITAL STRATEGIES, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2011

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 876
Less Payments Made:			
	Date Paid	Amount	
	01-24-11	$ 342	
			(342)
Interest on late payment(s)			
Total Assessment Balance or Overpayment			$ 534
Payment made with Form SIPC 7			$ 534

See Accountant's Report

CRESTA CAPITAL STRATEGIES, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2011

Total revenue	$ 192,086
Additions:	
Net loss from securities in investment accounts	168,459
Total additions	$ 168,459
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	10,031
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	0
Total deductions	$ 10,031
SIPC NET OPERATING REVENUES	$ 350,514
GENERAL ASSESSMENT @ .0025	$ 876

See Accountant's Report